SORL AUTO PARTS, INC.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic of China

October 19, 2006

Via Fax and Edgar

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Sorl Auto Parts, Inc. Registration Statement on Form S-1 Filed August 31, 2006 File No. 333-137019

Dear Mr. Owings:

This letter is in response to your letter of September 25, 2006 to Xiao Ping Zhang regarding the above matter. We have set forth below for your convenience the original Staff comment followed by our response.

General

Comment 1

We note you have you have omitted material information in several sections of your document. See, for example, the prospectus cover page, use of proceeds, dilution, etc. Please provide complete information in your next amendment in accordance with Rule 430A.

Response to Comment 1

As the offering is a follow-on offering, the Company and the underwriters have not yet determined the dollar amount of the offering, the number of shares being offered and the price range. Such information will be set forth in a 424 prospectus or final amendment.

Facing Page of Registration Statement

Comment 2

Please tell us why you have provided the Rule 415 undertaking, yet you have not checked the box on this page.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
______________________, 2006

Response to Comment 2

We have deleted the Rule 415 undertaking.

Outside Front Cover Page of Prospectus

Comment 3

Please state the amount of securities offered. Also, please complete the table on this page and the paragraph immediately below the table regarding the over-allotment option. See Item 501(b)(2) of Regulation S-K.

Response to Comment 3

We refer to our response to Comment 1.

Comment 4

Please eliminate the last paragraph which states that the underwriters expect to deliver the shares against payment in New York, New York on _____-, 2006. This information is not necessary for an investor.

Response to Comment 4

The referenced paragraph has been deleted.

Table of Contents, page i

Comment 5

Please add section headings concerning properties and legal proceedings. Provide appropriate disclosure elsewhere in your filing.

Response to Comment 5

We have added the requested section headings and provided the requested disclosure.

Prospectus Summary, page 1

Comment 6

Please revise the first sentence in the first paragraph of your headnote to state that the summary highlights the material aspects of your offering

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
______________________, 2006

Response to Comment 6

We have made the requested revision.

Comment 7

Please eliminate the first sentence in the second paragraph of your headnote as the defined terms are clear from context. Also delete such terms elsewhere in your prospectus, such as Nasdaq, shares, U.S. GAAP, $, etc. on page 4.

Response to Comment 7

We have made the requested deletions.

The Offering, page 4

Comment 8

Please add a separate item indicating that Mr. Xiao Ping Zhang, your Chief Executive Officer, and his brother, Xiao Feng Zhang, your Chief Operating Officer, hold approximately 68% and 8.5%, respectively of your common stock and are able to control the outcome of stockholder votes on various matters.

Response to Comment 8

We have added the requested disclosure.

Comment 9

Please expand your cross-reference to risk factors or otherwise indicate here that your operations are in the PRC and special risks may apply.

Response to Comment 9

We have indicated in the cross-reference the special risks applicable to operating in the PRC.

Risk Factors, page 8

Comment 10

Many of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks. For example, the caption to the third risk factor on page 8 states that you are and will continue to be under downward pricing pressures on your products from your customers and competitors, but does not describe the risk to your growth, profit margins and net income. The caption to the fourth risk factor on page 10 indicates that you receive a significant portion of your revenues from a small number of companies, but does not describe the risk of substantial losses if a single dominant customer stops purchasing your products.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
______________________, 2006

Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Also, please avoid the generic conclusion that a particular risk would have a material adverse effect on your business, results of operations and financial condition.

Response to Comment 10

We have reviewed the captions and made the changes where appropriate. We have also eliminated where appropriate the generic conclusions.

Comment 11

Several of your risk factors contain language that mitigates the risk. See, for example:

a.	“We will attempt to resolve any such conflicts of interest in our favor…” in the second risk factor on page 8;

b.	“Although we believe we would be able to find managers to replace any of these managers” in the fourth risk factor on page 9; and

c.	“...although we attempt to establish appropriate reserves for our receivables” in the second risk factor on page 10.

Please eliminate mitigating language from your risk factors.

Response to Comment 11

We have eliminated the mitigating language from the risk factors.

Use of Proceeds, page 24

Comment 12

Please expand your disclosure to indicate that your broad discretion would relate to the categories of uses of proceeds listed.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
______________________, 2006

Response to Comment 12

We have made the appropriate disclosure as to discretion over use of proceeds.

Comment 13

We note that you have no present agreements regarding any in material strategic initiatives. Please indicate whether you have any plans or intentions in this regard.

Response to Comment 13

We have indicated that the Company has no specific targets.

Underwriting, page 76

Comment 14

You have not set forth the number of shares of common stock each underwriter has severally agreed to purchase, as you indicate in the second paragraph. Please furnish this information as well as the other missing information in this section.

Response to Comment 14

Since this is a follow on offering and the number of shares has yet to be determined, the allocation has not yet been determined, but will be set forth in the 424 prospectus or amendment pursuant to Rule 430A. Please note we modified the disclosure to set this information in tabular format.

Comment 15

We note that the underwriters are offering the shares subject to various conditions and may reject all or part of any order- Please describe these conditions.

Response to Comment 15

We have revised the disclosure to match other filings and specifically have inserted language that the “conditions” are related to legal and closing conditions such as the confirmation of representations and warranties made by the Company related to its financial condition and operations.

Comment 16

We note the following termination provision in your underwriting agreement:

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
______________________, 2006

“The Representatives shall have the right to terminate this Agreement at any time prior to the consummation of the Closing if: (v)(A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Representatives, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares on the terms and in the manner contemplated by the Prospectus.”

Please tell us how this is consistent with the First Boston Corporation no-action letter dated September 3, 1985.

Response to Comment 16

We have discussed staff’s comments with the Underwriters and their counsel. In response to Staff’s comment, the language in the Underwriting Agreement has been modified to clarify that such termination may occur only if it is material and adverse. The underwriters submit that this added language is consistent with the First Boston letter to retain the “firm commitment” basis of the offering.

Exhibits and Financial Statement Schedules, page II-4

Comment 17

Please file Exhibit 5.1, your legality opinion with your next amendment to allow sufficient time for staff review prior to effectiveness.

Response to Comment 17

We have filed as an exhibit the legal opinion of Troy & Gould.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
______________________, 2006

If you have any additional comments or questions, please communicate them to our counsel, David Ficksman as indicated below.

Very truly yours,

SORL Auto Parts, Inc.

By: /s/ Xiao Ping Zhang
Xiao Ping Zhang

cc:	David Ficksman Troy & Gould Professional Corporation 1801 Century Park East, 16th Flr. Los Angeles, CA 90067